WM Income Fund

Defaults and Arrears on Senior Securities

                                     Face Amount Amount of Default

Security Nature of Default Date of Default (000s)     (000s)

DVI, Inc.  Sr. Note,
 9.875% due 02/01/2004  Chapter 11 08/01/2003 $8,525  $421



FrontierVision Operating Partners LP
Sr. Sub. Note,11.000%
due 10/15/2006          Chapter 11 03/08/2004 $2,000  $ 33
                                                      $454